Exhibit 99.1

Crystal Financial LLC

dba SLR Credit Solutions

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Crystal Financial LLC dba SLR Credit Solutions

Index

Years Ended December 31, 2021 and 2020

Page(s)
Independent Auditor’s Report	1-2

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Changes in Member’s Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7–19

Independent Auditors’ Report

To the Board of Directors and Member of

Crystal Financial LLC

Opinion

We have audited the consolidated financial statements of Crystal Financial LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in member’s capital and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 18, 2022

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Balance Sheets

December 31, 2021 and 2020

	2021	2020
Assets:
Cash and cash equivalents	$40,450,947	$2,294,927
Restricted cash	14,452,587	8,317,262
Loan interest and fees receivable	3,132,347	3,967,985

Loans	287,375,244	404,114,807
Less: Unearned fee income	(5,451,202)	(6,425,492)
Allowance for loan losses	(7,831,942)	(8,271,246)

Total loans, net	274,092,100	389,418,069

Property and equipment, net	14,908	25,596
Tradename	—	3,700,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	8,341,297	17,858,287
Other assets	2,180,185	3,175,752

Total assets	$347,820,913	$433,914,420

Liabilities:
Revolving credit facility, net of unamortized debt issuance costs of $1,490,563 and $1,285,135, respectively	$99,251,811	$182,610,465
Accrued expenses	5,657,835	6,247,199
Distributions payable	5,500,000	6,000,000
Other liabilities	1,297,639	1,148,450
Collateral held for borrower obligations	13,867,551	7,326,699

Total liabilities	125,574,836	203,332,813

Commitments and Contingencies (Note 8)

Member’s equity:
Class A units	279,191,400	279,191,400
Accumulated deficit	(56,945,323)	(48,609,793)

Total member’s equity	222,246,077	230,581,607

Total liabilities and member’s equity	$347,820,913	$433,914,420

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Operations

Years Ended December 31, 2021 and 2020

	2021	2020
Net interest income:
Interest income	$35,423,572	$46,774,302
Interest expense	6,848,728	9,935,885

Net interest income	28,574,844	36,838,417
Provision for loan losses	(461,083)	(372,149)

Net interest income after provision for loan losses	29,035,927	37,210,566

Operating expenses:
Compensation and benefits	8,220,438	10,088,309
Depreciation and amortization	3,720,210	27,186
General and administrative expenses	1,468,948	2,323,931

Total operating expenses	13,409,596	12,439,426

Other income (loss):
Interest in (losses) of equity method investee	(1,430,559)	(789,088)
Realized (loss) on investment in equity securities	—	(178,935)
Net change in unrealized loss on investment in equity securities	—	(491,404)

Total other (loss) income, net	(1,430,559)	(1,459,427)

Realized (loss) gain from foreign currency transactions, net	(352,340)	32,660
Unrealized gain (loss) from foreign currency translations, net	321,038	(51,251)

Net income	$14,164,470	$23,293,122

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Changes in Member’s Equity

Years Ended December 31, 2021 and 2020

	Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2019	$279,191,400	$(47,902,915)	$231,288,485
Distributions	—	(24,000,000)	(24,000,000)
Net income	—	23,293,122	23,293,122

Balance, December 31, 2020	279,191,400	(48,609,793)	230,581,607
Distributions	—	(22,500,000)	(22,500,000)
Net income	—	14,164,470	14,164,470

Balance, December 31, 2021	$279,191,400	$(56,945,323)	$222,246,077

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net income	$14,164,470	$23,293,122
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	(461,083)	(372,149)
Accretion of original issue discount	(553,567)	(954,546)
Depreciation	20,210	27,186
Amortization of debt issuance costs	878,889	742,739
Amortization of intangible asset - tradename	3,700,000	—
Paid-in-kind interest and fee income	(185,729)	(142,233)
Interest in losses of equity method investee	1,430,559	789,088
Unrealized (gain) loss on foreign currency transactions	(322,588)	46,658
Realized (gain) on foreign currency transactions	(200,267)	(175,975)
Write down of amounts classified as other assets	527,365	—
Realized loss on sale of equity securities	—	178,935
Unrealized loss on investment in equity securities	—	491,404
Net change in loan interest and fees receivable	977,606	415,237
Net change in other assets	523,202	1,492,012
Net change in unearned fees	(1,114,915)	(1,268,905)
Net change in accrued expenses	(589,364)	2,912,485
Net change in other liabilities	172,297	(787,004)

Net cash provided by operating activities	18,967,085	26,688,054

Cash flows from investing activities:
Purchases of property and equipment	(9,522)	(3,865)
Investment in term loans	(127,381,580)	(121,310,931)
Repayment of term loans	225,910,237	208,725,616
Proceeds from sale of equity securities	—	798,530
Lending on revolving lines of credit, net	19,159,864	(3,954,720)
Distributions received from Crystal Financial SBIC LP	8,086,431	1,900,900
Net change in collateral held for borrower obligations	6,540,852	7,315,252

Net cash provided by investing activities	132,306,282	93,470,782

Cash flows from financing activities:
Net repayments on revolving credit facility	(82,893,390)	(92,258,169)
Distributions to members	(23,000,000)	(25,500,000)
Payment of debt issuance costs	(1,084,317)	(54,154)
Payment of capital lease obligations	(4,315)	(4,194)

Net cash used in financing activities	(106,982,022)	(117,816,517)

Net change in cash, cash equivalents, and restricted cash	44,291,345	2,342,319
Cash, cash equivalents, and restricted cash at beginning of year	10,612,189	8,269,870

Cash, cash equivalents and restricted cash at end of year	$54,903,534	$10,612,189

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,136,922	$9,740,389

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

1.	Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company based in Boston, Massachusetts, that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010. During 2021, the Company executed a dba filing to do business using the name SLR Credit Solutions.

At December 31, 2021 and 2020, SLR Investment Corp. (“SLR”) owns 100% of the outstanding ownership units of the Company.

On January 30, 2020, the World Health Organization declared a global emergency in the wake of the novel coronavirus (“COVID-19”) outbreak and in March of 2020 declared the outbreak a global pandemic. The outbreak of COVID-19 and its related negative public health developments have adversely affected workforces, customers, suppliers, economies and financial markets around the world. The Company’s ability to execute its business initiatives and strategies, will continue to depend on future developments in the U.S. and globally, which are uncertain and cannot be predicted, including the duration and further spread of the disease, as well as the severity of the economic downturn or any delay or weakness in the economic recovery. This impact will in part be dependent on the U.S. government and other actions taken to lessen the health and economic repercussions, such as additional fiscal stimulus, and the effectiveness of past and any future fiscal, monetary and other governmental actions. While the Company considers these disruptions to be temporary, if they continue, this may have a material adverse effect on the Company’s results of future operations.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of the Company’s investment in equity securities, and the valuation of intangible assets as determined during impairment testing. Actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies…continued

Cash, Cash Equivalents, and Restricted Cash…continued

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit.

In accordance with Statement of Cash Flows (Topic 230), the Company presents the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash in the consolidated statements of cash flows. Accordingly, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2021	2020
Cash and cash equivalents	$40,450,947	$2,294,927
Restricted cash	14,452,587	8,317,262

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$54,903,534	$10,612,189

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There were two loans on nonaccrual status at December 31, 2021 and three loans on nonaccrual status at December 31, 2020. The loans on nonaccrual status at December 31, 2021 and December 31, 2020 are the same loans classified as Criticized, as defined by the Company’s Loan Loss Policy, in the Allowance for Loan Losses footnote (see Note 3).

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies…continued

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to the loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, for loans not deemed to be impaired, management assigns a general loan allowance based on the borrower’s overall risk rating. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan a borrower risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers, as well as economic trends and conditions.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Intangible Assets

The Company assesses its indefinite-lived intangible asset- tradename, for impairment by comparing the carrying value of the asset to its fair value. The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value on an annual basis, typically at the end of the third quarter.

The fair value of the tradename was estimated using the relief from royalty method, which is an income approach based on the present value of royalties the Company would theoretically have had to pay to license the tradename from a third party. During 2021, as part of the rebranding strategy to change its name via the dba filing of SLR Credit Solutions, the Company evaluated the tradename’s indefinite-lived position and elected to change the indefinite-lived intangible asset to a finite-lived intangible asset for the period ending December 31, 2021. Accordingly, the carrying value previously ascribed to the tradename was fully amortized as of December 31, 2021. For the year ended December 31, 2020, there was no impairment to the tradename.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies…continued

Intangible Asset…continued

Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment of goodwill resulted from the annual impairment testing in 2021 or 2020.

Debt Issuance Costs

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 5). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net unamortized debt issuance costs totaled $1,490,563 and $1,285,135 at December 31, 2021 and 2020 and are recorded as a direct deduction in the carrying amount of the revolving credit facility on the accompanying consolidated balance sheets.

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. Others have been issued with equity securities, such as warrants, which require the Company to allocate a portion of the cost of the loan to the initial value of the warrants, as discussed further in the Investment in Equity Securities section of this footnote. This allocation of value to the warrants creates a discount on the loan. Both the discounts on issuance and the discounts created as a result of allocating value to the Company’s warrants are accreted into income and added to the value of the respective loan over its contractual life using the effective interest method. Income related to the accretion of these discounts totaled $553,567 and $954,546 during the years ended December 31, 2021 and December 31, 2020, respectively.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $5,451,202 and $6,425,492 are recorded as a component of unearned fee income on the accompanying consolidated balance sheets at December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies…continued

Investment in Equity Securities

At times, the Company may receive equity securities such as warrants in conjunction with a loan funding. Upon the receipt of such securities, the Company allocates a value to the securities equal to their fair value on the date of issuance, which creates an original issue discount on the corresponding loan. This discount is accreted into interest income over the life of the loan using the effective interest method. The Company did not receive any warrants during the years ended December 31, 2021 or December 31, 2020 and held no equity securities at December 31, 2021 or December 31, 2020.

The Company accounts for equity securities in accordance with the guidance set forth in Financial Instruments (Topic 825). There were no equity securities outstanding during 2021. In accordance with the guidance, net unrealized losses totaling $491,404 were recorded on the Company’s securities and recorded as a net change in unrealized loss on investment in equity securities in the accompanying consolidated statements of operations during the year ended December 31, 2020. During 2020, the Company received cash proceeds on the sale of equity securities totaling $798,530 and recorded a realized loss on the sale of these securities totaling $178,935.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2021, the Company has one loan denominated in a foreign currency in its portfolio. At December 31, 2020, the Company had three loans denominated in foreign currencies in its portfolio. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 5). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized gains on foreign currency translations totaling $321,038 and realized losses totaling $352,340 during the year ended December 31, 2021 and unrealized losses on foreign currency translations totaling $51,251 and realized gains totaling $32,660 during the year ended December 31, 2020.

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $5,500,000 and $6,000,000 had been declared by the Company at December 31, 2021 and 2020 respectively, but were not paid until the following year.

Income Taxes

The Company is a single member LLC treated as a disregarded entity for tax purposes. The sole member of Crystal Financial is individually liable for the taxes, if any.

The Company applies the provisions set forth in Accounting for Uncertainty in Income Taxes (Topic 740-10). Topic 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will be sustained upon examination, based solely on the technical merits of the tax position. As of December 31, 2021, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of Topic 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016, the date the Company became a disregarded entity for tax purposes. The Company does however continue to file certain state tax returns. As of December 31, 2021, the Company is subject to examination by various state tax authorities for tax years beginning after December 31, 2017.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies…continued

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 amends existing guidance related to the accounting for leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on the effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months, regardless of their classification. Leases with a term of twelve months or less will be accounted for in a manner similar to existing guidance for operating leases today. In 2020, the FASB voted to defer the effective date of the guidance set forth in ASU 2016-02. Accordingly, ASU 2016-02 will be effective for the Company for its fiscal year beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments- Credit Losses (Topic 326) (ASU 2016-13). ASU 2016-13 sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. ASU 2016-13 will be effective for the Company for its fiscal year beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04). The guidance provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company is evaluating the potential impact that the adoption of this guidance will have on the Company’s financial statements.

3.	Allowance for Loan Losses

At December 31, 2021, two loans with aggregate principal balances outstanding of $4,812,188, were deemed to be impaired. An allowance totaling $2,979,084 has been applied against these loans at December 31, 2021. Although not being accrued for at December 31, 2021, interest on both the impaired loans is paid-in-kind and therefore there are no interest payments outstanding at December 31, 2021. There are also no principal payments outstanding at December 31, 2021.

There were three loans with aggregate principal balances outstanding of $4,887,188 deemed to be impaired at December 31, 2020. An allowance totaling $1,068,900 was applied against these loans at December 31, 2020. Although not being accrued for at December 31, 2020, interest on each of the impaired loans is paid-in-kind and therefore there were no interest payments outstanding at December 31, 2020. There were also no principal payments outstanding at December 31, 2020.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

3.	Allowance for Loan Losses…continued

The Company’s average recorded investment in the impaired loans totaled $4,812,188 and $4,887,188 during the years ended December 31, 2021 and 2020, respectively.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. Two loans, totaling $4,812,188 at December 31, 2021, are classified as Criticized. Three loans, totaling $4,887,188 at December 31, 2020, were classified as Criticized.

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2021 and 2020, an allowance of $478,618 and $500,397, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for loan losses, with the exception that only the portion of the outstanding commitment expected to be drawn is applied against the unfunded commitments.

The summary of changes in the allowance for loan losses relating to funded commitments for the years ended December 31, 2021 and December 31, 2020 is as follows:

	Year Ended December 31, 2021
	Revolvers	Term Loans	Total
Balance, beginning of period	$547,984	$7,723,262	$8,271,246
Provision (credit) for loan losses-gen	(393,798)	(1,955,691)	(2,349,489)
Provision for loan losses-specific	(75,000)	1,985,185	1,910,185
Charge- offs, net of recoveries	—	—	—

Balance, end of period	$79,186	$7,752,756	$7,831,942

Balance, end of period- general	$79,186	$4,773,672	$4.852,858

Balance, end of period- specific	$—	$2,979,084	$2,979,084

Loans
Loans collectively evaluated with general allowance	$4,868,123	$277,694,933	$282,563,056
Loans individually evaluated w ith specific allowance	—	4,812,188	4,812,188

Total loans	$4,868,123	$282,507,121	$287,375,244

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

3.	Allowance for Loan Losses…continued

	Year Ended December 31, 2020
	Revolvers	Term Loans	Total
Balance, beginning of period	$345,003	$17,424,051	$17,769,054
Provision (credit) for loan losses-general	127,980	(994,844)	(866,864)
Provision for loan losses-specific	75,000	387,441	462,441
Charge-offs, net of recoveries	—	(9,093,385)	(9,093,385)

Balance, end of period	$547,983	$7,723,263	$8,271,246

Balance, end of period-general	$472,983	$6,729,363	$7,202,346

Balance, end of period-specific	$75,000	$993,900	$1,068,900

Loans
Loans collectively evaluated with general allowance	$23,990,770	$375,236,849	$399,227,619
Loans individually evaluated with specific allowance	75,000	4,812,188	4,887,188

Total loans	$24,065,770	$380,049,037	$404,114,807

4.	Property and Equipment

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2021 and 2020, are as follows:

	December 31,

	2021	2020
Furniture and fixtures	$26,954	$26,954
Computer equipment	214,013	208,550
Computer software	20,426	26,812

	$261,393	$262,316
Less: Accumulated depreciation	(246,485)	(236,720)

	$14,908	$25,596

Capital lease assets totaling $17,310 are included as a component of computer equipment in the above schedule at both December 31, 2021 and December 31, 2020.

Depreciation expense of $20,210 and $27,186 was recognized during the years ended December 31, 2021 and 2020 and is included as a component of depreciation and amortization expense on the accompanying consolidated statements of operations. Unutilized fully depreciated assets totaling $10,444 were written off during the year ended December 31, 2021.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

5.	Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. After various amendments, the lender group was expanded and includes both Citibank, N.A. and Deutsche Bank AG (together, the “Lenders”) at December 31, 2021.

The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the US Dollar equivalent of $80,000,000. During 2021 and 2020, the Company incurred fees and expenses totaling $1,084,317 and $45,287 in connection with certain amendments to the credit facility. These costs were deferred and are being amortized on a straight-line basis over the contractual term of the Credit Agreement as an adjustment to interest expense.

At December 31, 2021, the amount available to be borrowed under the facility is the lesser of (a) $200,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 3.00% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2021, the effective rates were between 3.25% and 3.4875%. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee.

The revolving credit facility is comprised of the following at December 31, 2021 and 2020:

	December 31,
	2021	2020
Principal borrowings	$100,742,374	$183,895,600
Unamortized debt issuance costs	(1,490,563)	(1,285,135)

Revolving credit facility, net	$99,251,811	$182,610,465

The credit facility terminates on the earlier of September 20, 2023 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on March 20, 2022 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2021 and 2020, the amount of cash and the face value of loans pledged as collateral totaled $1,580,694 and $278,715,272, and $2,152,342 and $394,985,750, respectively. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2021 and 2020.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

5.	Debt Obligations and Financings…continued

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2022	$640,989	$4,584
2023	653,787	2,674
2024	441,650	—

	$1,736,426	$7,258

Less: Amount representing interest		(170)

Present value of minimum capital lease payments, including current maturities of $4,440		$7,088

Capital lease liabilities are recorded as a component of other liabilities on the accompanying consolidated balance sheets.

6.	Related Party Activity

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. Of the total amount committed, $21,883,314 remains unfunded at December 31, 2021 and 2020.

Certain of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee that it owes to the General Partner.

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements (see Note 9). Crystal Financial did not make any contributions to the Fund during 2021 or 2020. Cash distributions from the Fund totaled $8,086,431 and $1,900,900 during 2021 and 2020, respectively. In accordance with the equity method of accounting, the Company was allocated a net loss from the Fund totaling $1,430,559 for the year ended December 31, 2021 and $789,088 for the year ended December 31, 2020. These amounts represent the Company’s allocation of the Fund’s net loss in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in (losses) of equity method investee on the consolidated statements of operations.

7.	Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as Class A Units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. At December 31, 2021 and 2020, the Company has 280,303 outstanding Class A Units, all of which are owned by SLR.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

8.	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $87,838,688 and $67,664,203 at December 31, 2021 and 2020, respectively. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long- term incentive plan agreement (“LTIP Agreement”). In accordance with the terms of the LTIP Agreement, a bonus pool is calculated each calendar year, and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each calendar year will be paid out two years after the year in which the bonus pool is calculated and earned. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Amounts recorded pursuant to the LTIP Agreement during the years ended December 31, 2021 and 2020, if any, are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

9.	Variable Interest Entity

In accordance with US GAAP, the Company evaluates (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE. The granting of substantive kick-out rights is a key consideration in determining whether a limited partnership is a VIE and whether or not that entity should be consolidated. In evaluating whether or not Crystal Financial SBIC LP is a VIE of the Company, it is noted that the Limited Partnership Agreement of Crystal Financial SBIC LP does not permit a simple majority of the limited partners to exercise kick-out rights, and therefore these rights are deemed to not be substantive. Accordingly, Crystal Financial SBIC LP is deemed to be a VIE. In assessing whether or not the VIE should be consolidated, it was determined that substantially all of the VIE’s activities are not conducted on behalf of Crystal Financial or its de facto agents. Accordingly, the Company does not consolidate Crystal Financial SBIC LP in the accompanying consolidated financial statements

The following table sets forth the information with respect to the unconsolidated variable interest entity in which the Company holds a variable interest as of December 31, 2021 and 2020.

	December 31, 2021	December 31,2020
Equity interest included on the Consolidated Balance Sheets	$8,341,297	$17,858,287
Maximum risk of loss (1)	30,224,611	39,741,601

(1)	includes the equity investment the Company has made, or could be required to make

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

10.	Fair Value of Financial Instruments

Fair Value Measurements (Topic 820) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial assets or financial liabilities measured at fair value on a recurring basis at December 31, 2021 or December 31, 2020.

Financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, investment in Crystal Financial SBIC LP, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for loan losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s investment in Crystal Financial SBIC LP and the revolving credit facility at December 31, 2021 and 2020, would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

10.	Fair Value of Financial Instruments…continued

The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2021 and 2020.

December 31, 2021

			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$287,375,244	$284,396,160	$—	$—	$284,396,160
Investment in Crystal Financial SBIC LP	8,341,297	8,341,297	—	—	8,341,297
Financial liabilities:
Revolving credit facility	100,742,374	100,742,374	—	—	100,742,374
December 31, 2020
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$404,114,807	$403,045,907	$—	$—	$403,045,907
Investment in Crystal Financial SBIC LP	17,858,287	17,858,287	—	—	17,858,287
Financial liabilities:
Revolving credit facility	183,895,600	183,895,600	—	—	183,895,600

11.	Subsequent Events

The Company has evaluated subsequent events through February 18, 2022, the date which the financial statements were available to be issued.

On February 15, 2022, the Company executed the 26th amendment to the amended and restated Credit Agreement (Note 5) which, among other things, increases the commitment on the credit facility from $200,000,000 to $250,000,000 and extends the termination date to August 15, 2025.